

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

August 6, 2009

<u>Via U.S. Mail</u>

Mr. Jay Gottlieb
President
Reliability Incorporated
410 Park Avenue, 15th Floor
New York, NY   10022

> **RE: Reliability Incorporated**
> **Item 4.01 Form 8-K**
> **Filed July 22, 2009**
> **File No. 0-07092**

Dear Mr. Gottlieb:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Kevin Vaughn
Accounting Branch Chief